Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001 ____________ TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

October 30, 2020

Re:	Bumble Inc.

Draft Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Bumble Inc. (the “Company”), we hereby confidentially submit pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the Company’s proposed offering of shares of its Class A common stock for non-public review by the Staff (the “Staff”) of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company will publicly file its registration statement and non-public draft submissions at least 15 days prior to any road show.

The Company advises the Staff that it intends to include unaudited interim financial information as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 in a subsequent amendment to the Registration Statement.

We note that in advance of confidentially submitting the Registration Statement, Ernst & Young LLP (“EY”) on behalf of Buzz Finco, LLC (“Buzz Finco”), the surviving entity of a merger with the accounting predecessor to the Company, Worldwide Vision Limited, requested in a submission dated October 2, 2020 that the Staff of the Office of the Chief Accountant—Division of Corporation Finance (the “Chief Accountant Staff”) not object to the conclusions reached by management, the board of directors of the Company and EY with respect to certain independence matters described therein. On October 5, 2020 the Chief Accountant Staff provided confirmation via email to this effect and, on October 12, 2020, EY submitted Tandy letters signed by Buzz Finco LLC and EY. The Company is the registrant that was the subject of this correspondence.

Please do not hesitate to contact me at (202) 636-5804 or William R. Golden III at (202) 636-5526 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie